UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road

Yangxi New Area, Honglai Town

Nan’an City, Quanzhou

The People’s Republic of China
+86 15375760760

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release Announcing 1-for-200 Share Combination

On June 30, 2026, INLIF Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), issued a press release announcing an 1-for-200 share combination of all of the Company’s authorized and issued ordinary shares (the “Second Share Combination.”) The press release, entitled “INLIF LIMITED Announces 1-for-200 Share Combination to Enhance Financial Flexibility and Support Nasdaq Compliance”, is attached to this Report as Exhibit 99.1.

As a result of the Second Share Combination, the Company’s authorized share capital will become US$350,000 divided into 1,046,875 Class A ordinary shares of a par value of US$0.32 each, and 46,875 Class B ordinary shares of a par value of US$0.32 each. The Company will file the Sixth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands to reflect the Second Share Combination in accordance with the requirements under Cayman Islands law. A copy of the Sixth Amended and Restated Memorandum and Articles of Association is attached to this Report as Exhibit 3.1.

The Second Share Combination became effective for trading on The Nasdaq Stock Market LLC (“Nasdaq”) on Monday, July 6, 2026 at 09:30 a.m., Eastern Time.

The Company’s Class A ordinary shares will continue to trade on Nasdaq under the existing symbol “INLF” and began trading on a consolidation-adjusted basis when the market opened on July 6, 2026. The new CUSIP number for the Class A ordinary shares following the Second Share Combination is G4808M126.

The information contained in this Report (including the exhibits attached hereto) is hereby incorporated by reference into the Registration Statement and the Company’s registration statement on Form S-8 (File No. 333-289640), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLIF LIMITED

Date: July 6, 2026	By:	/s/ Rongjun Xu
	Name:	Rongjun Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated June 30, 2026

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